Exhibit 99.5

NOTICE

Perdigão S/A reports a fire of medium intensity hit the facilities of the processed products unit of its agroindustrial complex located in the city of Rio Verde, state of Goiás, this Saturday morning, March 21st.

The plant was operative at the time of the fire. The Company’s fire brigade was mobilized, and managed to safely evacuate the nearly 3,000 employees who were working at the plant. Some of them had to be taken to the city’s hospital, with symptoms of smoke intoxication, and were discharged soon after.

The fire started at the boiler of the processed products unit, and spread to other areas of the complex due to the strong wind. The town’s and region’s Fire Department teams, in addition to the fire brigades of the surrounding companies, are still working to put out the flames, prioritizing the restraining of the ammonia tanks. The Company says so far no ammonia leakage has been occurred, differently from what some online channels have published.

The extent of the damages caused by the accident cannot be measured until the fire is completely under control.

São Paulo, March 21 2009